THE WADSWORTH GROUP
915 Broadway
New York, NY 10010
(212) 633-9700


October 5, 2001

VIA EDGAR
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:  Professionally Managed Portfolios--CIK No. 0000811030
     Request for Withdrawal of Pre-Effective Amendment No. 1 to Registration Statement on Form N-14

     File No. 333-68110

Sir or Madam:

On behalf of Professionally Managed Portfolios (the "registrant") and pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), we hereby request the withdrawal of Pre-Effective Amendment No. 1 ("Amendment") to Registrant's Registration Statement on Form N-14 (the "Registration Statement"), as filed with the Commission on October 3, 2001. The facing page of the Amendment erroneously indicated that this was Post-Effective Amendment No. 1.

The Amendment relates to certain updates, additions and revisions to the Registrant's Registration Statement. However, it has been determined that the Registration Statement has not yet been declared effective and this Amendment was erroneously filed with the Commission with a facing page that indicated that it was a Post-Effective Amendment.

Please address any comments or questions concerning this withdrawal request to the undersigned at (212) 633-9700 or to Catherine MacGregor at (415) 835-1668.

Very truly yours,
/s/Dale Kaplan
Dale Kaplan
Vice President-Disclosure